

March 15, 2012

<u>Via E-mail</u>
Joshua G. Sisk
President
OICco Acquisition I, Inc.
4412 8th St. SW
Vero Beach, FL 32968

      Re: OICco Acquisition I, Inc.
              Post-Effective Amendment no. 3 to Form S-1
              Filed February 28, 2012
              File No. 333-162084

Dear Mr. Sisk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1. At this time, you have not filed any of the required periodic or current reports under Section 15(d) of the Securities Exchange Act of 1934. Please note that we will not be in a position to declare your post-effective amendment to your registration statement effective until you have fulfilled your reporting obligations.

2. As the OTC Bulletin Board is not listed as a national securities exchange under Section 6(a) of the Securities Exchange Act, it is unclear why you filed a Form 8-A seeking to register securities pursuant to Section 12(b). Please tell us how you intend to proceed with such Form 8-A filing.

3. We note your response to prior comment 2 and your statement regarding your MD&A. However, it does not appear that you have added the disclosure required by Item 303 of Regulation S-K regarding the registrant and the companies being acquired. Please provide such disclosure.

Part I: Information Required in Prospectus, page 4

4.   We note your response to prior comment 5 and your added disclosure. However, please revise this section to include a quantified discussion of the net losses and revenues of the companies to be acquired. Please also revise to highlight any going concern language in the auditor's reports for the companies to be acquired.

Information with Regard to the Acquisition Candidates, page 10

5.   Your revised disclosure in response to comment 1 remains unclear in describing the current operations of your businesses to be acquired. Please revise your disclosure about your business and the businesses of your acquisition candidates to clearly disclose the products and services each business currently sells and provides and how they earn revenue. To the extent any of the products or services you have described are in development, please revise to clearly disclose so, and to the extent these companies have not yet generated revenues from any of these projects, please revise to clearly disclose so.

Legal Proceedings, Property, page 25

6.   We note your statement in your response to comment 2. Please confirm that Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc. are not involved in legal proceedings that would require disclosure under Item 103 of Regulation S-K. Also, please disclose the information required by Item 102 of Regulation S-K for all your material properties and the material properties of Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc and your office leases. Further, please revise to include the information required by Item 403 and 404 of Regulation S-K regarding Security Ownership of Certain Beneficial Owners and Management and Certain Relationships and Related Transactions, for Liberty Electric Cars Ltd. and Imperial Automotive Group, Inc.

Financial Statements

7.   Please refer to our prior comment 8. While your response indicates that you have updated your financial statements, it does not appear that you have updated your filing to include audited financial statements for the most recently completed fiscal year December 31, 2011 as required by Rule 8-08 of Regulation S-X. In this regard, please update your filing to include audited financial statements for the most recently completed fiscal year December 31, 2011 and all other prior annual periods required by Rule 8-02 and 8-04 of Regulation S-X, as applicable. Please update the financial statements of all entities presented in your filing (i.e. OICco Acquisition I, Inc., Liberty Electric Cars Limited, and Imperial Automotive Group, Inc.).

Joshua G. Sisk
OICco Acquisition I, Inc.
March 15, 2012
Page 3

Unaudited Pro Forma Combined Financial Information, page F-21

8.   Please refer to our prior comment 15. As previously indicated, a pro forma balance sheet
        giving effect to the transaction should be presented as of the end of the most recent period
        for which a balance sheet of the registrant is required. In this regard, please revise your
        pro forma financial statements to present them as of December 31, 2011, the date of the
        most recent financial statements required. See Rule 8-05 of Regulation S-X for guidance.
        Also, note this comment applies to the pro forma information provided for the acquisition
        of Imperial that is presented on page F-23.

Financial Statements of Liberty Electric Car Limited, page F-25

9.   We note that you have removed the <u>audited</u> financial statements of Liberty from this
        filing. As requested in the above comment, please <u>update</u> your filing to include <u>audited</u>
        financial statements for the most recently completed fiscal year <u>December 31, 2011</u> and
        <u>all other prior annual periods</u> required by Rule 8-04 of Regulation S-X. In this regard,
        please ensure that the notes to the financial statements are also updated accordingly.

Note 1 – Summary of Significant Accounting Policies, page F-31

Revenue Recognition, page F-32

10.   Please refer to our prior comment 18. Despite your response that this disclosure will be
        revised, we continue to note your disclosure that the company has been in the
        development stage since inception and has no operations to date, and the company
        currently does not have a means for generating revenue. This disclosure does not appear
        to be consistent with your proposed disclosure as provided in your response to our prior
        comment 18 and with the related financial statements presented. As previously
        requested, please revise to disclose Liberty's current revenue recognition policy.

Financial Statements of Imperial Automotive Group, Inc., page F-39

11.   Please refer to our prior comment 19. We note from your response that you will revise
        your footnote to clearly indicate the date Imperial has adopted as its fiscal year end, but
        we do not see such disclosure. Please revise to disclose the date Imperial has adopted as
        its fiscal year end.

12.   Additionally, we note from your response to our prior comment 19 that Imperial has
        adopted a fiscal year end of December 31. As requested in the above comment, please
        update your filing to include <u>audited</u> financial statements as of and for the period ending
        December 31, 2011 (i.e. Imperial's fiscal year end).

Item 15 – Recent Sales of Unregistered Securities, page II-I

13.   Please revise to provide the information required by Item 701 of Regulation S-K for the companies to be acquired.

Exhibits

14.   We note your response to prior comment 2 regarding the exhibits. Please tell us where you have filed the exhibits. Please also tell us why you have not filed the following exhibits:

- The exchange agreement with Liberty Electric Cars Ltd.;
- The exchange agreement with Imperial Automotive Group, Inc.;
- The agreement governing Evandine project on page 10;
- The agreement with Navistar LLC on page 10;
- Your material lease agreements; and
- The agreement governing Liberty Electric Car Ltd.'s investment in the Avid Group.

Exhibit 23.1

15.   Please refer to your response to our prior comment 21. While your response indicates that the auditors' consent has been revised to address our prior comment 21, we are unable to locate such consent. Please provide a currently dated and signed consent from your auditors that include such revisions with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Joshua G. Sisk
OICco Acquisition I, Inc.
March 15, 2012
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at 202-551-3640 or Jeffrey Jaramillo, Branch Chief, at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (by e-mail):   Harold Gewerter, Esq.